UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

MODVANS INC.

(Exact name of issuer as specified in its charter)

Delaware, USA	45-4540049
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

665 Spice Islands Drive, Suite 102

Sparks, NV 89431

(Full mailing address of principal executive offices)

805-856-6588

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PLAN,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of ModVans Inc. (“we”, “ModVans”, or “the Company”) should be read in conjunction with our financial statements and the related notes included in this semi-annual report, our annual report filed on Form 1-K on May 6, 2024 and our post-qualification amendment to our Regulation A Offering Statement filed on May 10, 2024. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial Information set forth below with respect to the six-month period ended June 30, 2024 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information; however, the opinion of management is that all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2024.

Overview

ModVans designs and manufactures high-tech multipurpose vehicles with camping features and sells direct to consumers on our website, www.modvans.com. ModVans is a certified RV manufacturer and is listed in JD Power’s NADA Guides.

We are a “second stage vehicle manufacturer.” To build our vehicles, we buy vans (“chassis”) wholesale from a large manufacturer such as Ford and convert them into Class B motorhomes. We are also a licensed and certified recreational vehicle manufacturer, which allows our customers access to RV financing, warranties, and insurance. With long term RV financing and low cost RV insurance, our vehicles have monthly costs similar to new SUVs. Many of our customers replace their everyday vehicle with a ModVans vehicle.

We offer six vehicle models in three different sizes. ModVans’ vehicles feature unique designs targeted to large consumer vehicle market segments. Our base models have traditional RV systems with propane heating, status displays, and mechanical control switches. Our three /X Series models feature giant batteries, giant solar charging systems, high efficiency DC heating and cooling, and high-tech, application-based RV monitoring and control systems. Our batteries, solar charging system, heating system, circuit boards, firmware, app, and cloud servers were developed from the ground up, in-house by full time ModVans employees.

Currently the chassis we build on are powered by standard internal combustion engines. We are working aggressively on our plan to develop fully electric hybrid models.

2

For additional information about ModVans and our plans, please refer to the post-qualification amendment to our Regulation A Offering Statement filed on May 10, 2024.

Results of Operations

For the Six Months Ended June 30, 2024 compared to the Six Months Ended June 30, 2023

Revenue

The following table summarizes revenues and the percent change from the prior year:

	UNAUDITED
Revenue	Six months ended June 30,
	2024	2023
Net revenue	$244,498	$1,753,038
Cost of Goods Sold	363,929	717,552
Gross Profit	$(119,431)	$1,035,486

On December 11, 2023 a fire occurred in our Camarillo production plant which impacted inventory and certain property and equipment. The Company evaluated losses and recorded a loss on damages of $448,380 for the total cost of unsalvageable inventory and property.

In February 2024, the owner of the Camarillo production plant building informed ModVans that the building would take 6 months or more to repair. After evaluating all options, ModVans moved its headquarters and production plant from Camarillo, CA to Sparks, NV. The fire and move disrupted production and sales, leading to a decline in revenue in the first six months of 2024. Consequently, revenue for 2024 is expected to be lower than revenue for 2023.

As a result of the move, ModVans has a larger production plant (30,000SF in Sparks, NV vs. 23,000SF in Camarillo, CA) in a location more suited to vehicle manufacturing. We provided moving assistance for our employees. We retained several of our employees including all key employees. We expect growth to resume in H2 2024, and 2025 revenue are expected to exceed 2023 revenue.

ModVans has insurance policies to cover loss of vehicles, loss of revenue from business interruption, and loss of inventory and fixed assets. Work was performed to clean/salvage as many vehicles, equipment, inventory assemblies and raw materials as possible, and everything salvaged was moved to the new production facility in Sparks, NV. As of June 30, 2024, ModVans has received $1,065,497 from insurance settlements. It is still to be determined the total insurance settlements available to cover fire-damage losses.

Operating Expenses

The following table summarizes expenses and percent changes from the prior year:

	UNAUDITED
	Six months ended June 30,
	2024	2023
General and Administrative	$713,667	$1,032,450
Research and Development	32,475	18,196
Sales and Marketing	28,735	19,181
Total Operating Expenses	$894,308	$1,069,827

3

Operating expenses include general and administrative expenses, research and development costs, and sales and marketing expenses. The change in expenses between 2024 and 2023 is primarily related to the December 11, 2023 fire and our relocation to Sparks, NV in 2024.

After factoring in other income, insurance settlements, and interest expense, our net income for 2024 was $168,336 compared to a net loss of $100,477 in 2023.

Liquidity and Capital Resources

On December 31, 2023, the Company held $9,760 in cash and cash equivalents and $419,406 in prepaid and other current assets. On June 30, 2024, the Company increased its cash position to $27,740 and decreased prepaid and other current assets to $748,585. The asset increase was primarily due to the insurance settlements related to the December 11, 2023 fire.

During the past two years, operations were financed by revenue, capital contributions from stockholders, and loans from our principal stockholder.

In 2024, loans from shareholders and the sale of Class B Stock provided cash flow for financing activities.

Item 2. Other information

None.

Item 3. Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared according to Form 1-SA instructions. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

4

ModVans Inc.

FINANCIAL STATEMENTS

(Expressed in United States Dollars)

ModVans Inc.

Balance Sheets

(unaudited)

	June 30, 2024	December 31, 2023
	UNAUDITED	AUDITED
ASSETS
Current Assets:
Cash & cash equivalents	$27,740	$9,760
Inventory	699,033	554,723
Accounts receivable	–	–
Prepaids and other current assets	748,585	419,406
Total current assets	1,475,358	983,889

Right-of-use assets, related party	180,935	180,935
Property and equipment, net	229,646	227,969
Total assets	$1,885,939	$1,392,793

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$261,367	$503,626
Accrued expenses	342,237	424,281
Deferred revenue	2,178,138	1,826,662
Right-of-use liabilities, current portion	–	4,624
Due to shareholders	4,624	843,672
Other	956,472	–
Total current liabilities	3,742,838	3,602,865

Right-of-use liabilities, related party	167,348	176,310
SBA loan	–	–
Loan payable	70,610	81,115
Total liabilities	3,980,796	3,860,290

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred Stock	796	796
Common Stock - Class A	13,600	13,600
Common Stock - Class B	4,459	4,408
Paid in Capital	4,990,747	4,480,039
Equity Issuance Cost	–	–
Accumulated Deficit	(6,798,004)	(6,966,340)
Total stockholders' equity (deficit)	(2,094,857)	(2,467,497)
Total liabilities and stockholders' equity (deficit)	$1,885,939	$1,392,793

5

ModVans Inc.

Statements of Operations

(unaudited)

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
	UNAUDITED	UNAUDITED
Net revenue	$244,498	$1,753,038
Cost of goods sold	363,929	717,552
Gross profit (loss)	(119,431)	1,035,486

Operating expenses
General and administrative	713,667	1,032,450
Research and development	32,475	18,196
Sales and marketing	28,735	19,181
Total operating expenses	774,877	1,069,827

Operating income (loss)	(894,308)	(34,341)

Other (income) expense
Other income	(31)	(565)
Interest expense	2,884	66,701
Insurance settlement	(1,065,497)	–
Loss before provision for income taxes	168,336	(105,510)

Provision/(Benefit) for income taxes	–	–
Net Income (Loss)	$168,336	$(100,477)

6

ModVans Inc.

Statements of Changes in Stockholder’s Equity
for the six months ended June 30, 2024 and 2023

(unaudited)

	Preferred Stock		Common Stock - Class A		Common Stock - Class B		Additional Paid in	Equity Issuance	Accumulated	Total Stockholders’ Equity
(in $USD)	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Cost	Deficit	(Deficit)
Balance—December 31, 2022	87,068	$8	1,600,000	$160	515,950	$50	$4,048,681	$–	$(4,902,090)	$(853,190)
Stock split	7,283,112	728	134,400,000	13,440	43,508,355	4,351	(18,519)	–	–	–
Issuance of Class B shares	–	–	–	–	72,500	7	28,993	–	–	29,000
Issuance of Preferred Shares	595,52	60	–	–	–	–	202,927	–	–	202,987
Stock Based Compensation	–	–	–	–	–	–	217,957	–	–	217,957
Net loss	–	–	–	–	–	–	–	–	(2,064,250)	(2,064,250)
Balance—December 31, 2023	7,965,700	796	136,000,000	13,600	44,096,805	4,408	4,480,039	–	(6,966,340)	(2,467,497)
Issuance of Class B shares	–	–	–	–	510,759	51	204,253	–	–	204,304
Issuance of Preferred Shares	–	–	–	–	–	–	–	–	–	–
Stock Based Compensation	–	–	–	–	–	–	–	–	–	–
Net loss	–	–	–	–	–	–	–	–	168,336	168,336
Balance—June 30, 2024	7,965,700	$796	136,000,000	$13,600	44,607,564	$4,459	$4,990,747	$–	$(6,798,004)	$(2,094,857)

7

ModVans Inc.

Statements of Cash Flows

(unaudited)

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
(USD $ in Dollars)	UNAUDITED	UNAUDITED
CASH FLOW FROM OPERATING ACTIVITIES
Net income	$168,335	$(105,510)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property	–	52,800
Stock-based compensation	–	–
Other income - PPP forgiveness	–	–
Changes in operating assets and liabilities:
Inventory	(144,247)	(1,457,765)
Accounts receivable	–	(72,345)
Prepaid expenses and other current assets	(270,489)	(61,135)
Accrued expenses	(299,389)	195,076
Right-of-use liabilities, net	(8,963)	(4,481)
Deferred revenue	351,476	1,004,955
Net cash used in operating activities	(203,277)	(181,444)
CASH FLOW FROM INVESTING ACTIVITIES
Purchases of property and equipment	(60,429)	(123,325)
Net cash used in investing activities	(60,429)	(123,325)
CASH FLOW FROM FINANCING ACTIVITIES
Due to shareholders	111,300	211,668
SBA loan	–	(20,927)
Loan repayments	(10,505)	(4,556
SAFE investments	–	–
Issuance of common shares, net of issuance costs	197,184	53,409
Issuance of Preferred Shares	–	52,200
Net cash provided by financing activities	297,979	291,794

Change in cash	34,272	(12,976)
Cash—beginning of period	(6,533)	25,472
Cash—end of year	$27,740	$12,496

8

ModVans Inc.

Notes to Financial Statements
for the six months ended June 30, 2024 and June 30, 2023

(unaudited)

1. NATURE OF OPERATIONS

WebTez, Inc. was formed on February 15, 2012 in the State of Georgia, then reincorporated in Delaware as ModVans Inc. on August 23, 2021 due to a merger into ModVans Inc., a newly formed Delaware corporation (which may be referred to as the "Company", "we," "us," or "our." The company headquarters is located in Sparks, Nevada.

ModVans designs and manufactures high-tech multipurpose vehicles with camping features and sells direct to consumers on our website, www.modvans.com. ModVans offers 6 vehicle models in 3 different sizes. Our award winning, uniquely designed vehicles fit the sweet spot between SUVs and traditional RVs. Many of our customers replace their everyday vehicles with one of ours.

To build our vehicles, we buy cargo vans (“chassis”) wholesale from a large manufacturer such as Ford and convert them into motorhomes. Technically, we are a “second stage vehicle manufacturer.” We are also a licensed and certified RV manufacturer, which allows our customers access to RV financing, warranties, and insurance. With long term RV financing, our vehicles have a monthly payment similar to a new SUV. ModVans has delivered over 180 vehicles to customers all over the US.

2. BASIS OF PRESENTATION

The foregoing unaudited interim financial statements have not been reviewed by the Company’s independent accountants.

The foregoing unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in accordance with Part F/S of Regulation A. Accordingly, these financial statements do not include all disclosures required by generally accepted accounting principles in the United States of America for complete financial statements. These unaudited interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2023. In the opinion of management, the unaudited interim financial statements furnished herein include all adjustments, all of which are of a normal recurring nature, necessary for a fair statement of the results for the interim period presented.

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company’s financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company’s financial position and results of operations.

Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the year ending December 31, 2024.

9

3. SUBSEQUENT EVENTS

In July, 2024, ModVans launched an online store to sell parts in addition to selling full-featured RVs. Until this time, our priority has been building and selling full-featured RVs. With space and loading docks available in our new 30,000SF Sparks facility, we had the capability to produce and sell parts. Sales of parts are contributing to our 2024 revenue and we expect this to be a growth area in 2025.

In August, 2024, ModVans was granted a Special Use Permit from the city of Sparks, NV Planning Commission that allows us to sell and deliver vehicles directly to customers from ModVans’ Sparks, NV facility.

In September 2024, in cooperation with Composites One, a major US distributor of composite materials, ModVans revealed our second generation modular “floor battery” and filed a related provisional patent with the USPTO.

10

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sparks, Nevada, on October 2, 2024.

ModVans Inc.

/s/ P.J. Tezza

By: Peter J. Tezza II, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ P.J. Tezza

By: Peter J. Tezza II, Chief Executive Officer

11